

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Hengfang Li
Chief Executive Officer
ReTo Eco-Solutions, Inc.
c/o Beijing REIT Technology, Development Co., Ltd.
X-702, Runfengdeshangyuan, 60 Anli Road
Chaoyang District
Beijing, People's Republic of China 100101

> **Re: ReTo Eco-Solutions, Inc.**
> **Registration Statement on Form F-3**
> **Filed August 26, 2022**
> **File No 333-267101**

Dear Mr. Li:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed August 26, 2022

Cover Page

1. Please revise the cover page to disclose that the company has received a written notification from the Nasdaq Stock Market LLC on June 3, 2022, notifying the company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq. Also disclose that to regain compliance, the company's ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days.

<u>Conventions that apply to this Prospectus, page ii</u>

2.   Please refer to the sixth bullet point, which includes a definition for China or PRC. Please remove the exclusion of Hong Kong and Macau from the definition.

<u>Corporate Structure, page 12</u>

3.   Please revise to increase the font size of the corporate structure diagram so that it is readable. Also, identify the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted.

<u>Risks Related to Doing Business in China, page 15</u>

4.   Please revise to include specific cross-references for each of the risks discussed in the bullet points in this section to the more detailed discussion of these risks in the prospectus and the 2021 Annual Report which is incorporated by reference.

5.   Please expand the disclosure in this section to include a bullet point that discusses that rules and regulations in China can change quickly with little advance notice.

<u>Risk Factors, page 22</u>

6.   We note you have included redundant risk factors regarding: (1) uncertainties regarding the interpretation and enforcement of PRC laws on pages 23 and 26; and (2) PRC regulation on loans on pages 24-25 and on page 27. Please revise to eliminate the redundant disclosure.

7.   We note your disclosure about the CAC in the risk factor on page 12 of your Annual Report on Form 20-F for the fiscal year ended December 31, 2021, including the disclosure that the company "cannot assure you that the CAC will reach the same conclusion as our PRC counsel." Please discuss in greater detail the risk that the company may become subject to the CAC and the impact on your operations.

8.   To the extent that you are impacted by the conflict in the Ukraine (which we note you mentioned on page 11 in your Registration Statement on Form F-1 amended on November 8, 2021), please revise to provide more specific disclosures about the legal and operational risks, as well as the impact on your results of operations, as a result of such invasion. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia's Invasion of Ukraine and Related Supply Chain Issues issued by the Staff in May 2022.

9.   Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

     • suspend the production, purchase, sale or maintenance of certain items;
     • experience higher costs due to constrained capacity or increased commodity prices;

      • experience surges or declines in demand for which you are unable to adequately adjust your supply;
      • be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension; or
      • be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

      Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

The PRC government's significant oversight over our business operation, page 23

10.   Please expand the disclosure in the second sentence of this risk factor to clarify that the PRC government has significant oversight *and discretion* over the conduct of your business and may intervene *or influence* your operations *at any time* which could result in a material adverse change in your operation and/or the value of your securities.

Offer Statistics and Expected Timetable, page 34

11.   Please clarify whether you intend to offer securities that have a maximum aggregate offering price of US$100,000,000 as indicated here or US$200,000,000 as indicated elsewhere in the prospectus.

Legal Matters, page 51

12.   Please reconcile the disclosure in this section that the validity of the debt securities and warrants will be passed upon for the company by Ellenoff Grossman & Schole LLP and the validity of the common shares will be passed upon for the company by Mourant Ozannes with the opinion of Mourant Ozannes filed as exhibit 5.1 regarding the company's ordinary shares, warrants, debt securities, rights and units.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Anne Parker, Office Chief, at 202-551-3611 with any questions.

      Sincerely,

Hengfang Li
ReTo Eco-Solutions, Inc.
September 20, 2022
Page 4

Division of Corporation Finance
Office of Manufacturing

cc: Wei Wang, Esq.